GREEN DRAGON WOOD PRODUCT CORP.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

June 28, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Kevin Sturtzel

Re:      Green Dragon Wood Products Corp.
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2010
Filed May 27, 2011
Response Letter dated May 27, 2011
File No. 0-53379

Ladies and Gentlemen:

Green Dragon Wood Products Corp. (the “Company”) is currently working on responding to the comments set forth in the Staff’s letter dated June 13, 2011 (the "Comment Letter") relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “2010 10-K”) and the Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 2010 (the “December 2010 10-Q/A” and collectively with the 2010 10-K, the “Reports”). The Company is currently working with its outside legal counsel and its independent auditors to respond to the Comment Letter.  The Company believes that it should be in a position to file a response to the Comment Letter and amended Reports by no later than July 8, 2011.

Very truly yours,

By:	/s/ Kwok Leung Lee
Kwok Leung Lee
Chief Executive Officer

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference LLP